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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

August 27, 2013

Re:	Qunar Cayman Islands Limited Confidential Draft Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom Mr. Robert Babula Mr. Andrew Mew Mr. Dietrich King Ms. Jacqueline Kaufman

Dear Ms. Ransom, Mr. Babula, Mr. Mew, Mr. King and Ms. Kaufman:

On behalf of our client, Qunar Cayman Islands Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are submitting herewith, on a confidential basis, the Company’s revised draft Registration Statement on Form F-1 (the “Registration Statement”) as well as the related exhibits to the Securities and Exchange Commission (the “Commission”). This revised draft Registration Statement has been marked to show changes made to the draft registration statement confidentially submitted to the Commission on July 31, 2013. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments contained in the Staff’s letter dated August 15, 2013 (the “August 15 Comment Letter”) by revising the draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. The Company has also included in this Registration Statement its financial and operational data as of and for the six-month period ended June 30, 2013. Set forth below are the Company’s responses to the comments contained in the August 15, 2013 Comment Letter.

Securities and Exchange Commission	2	August 27, 2013

The Company is submitting the revised draft Registration Statement and this response letter on a confidential basis in accordance with the procedures of the Commission for emerging growth companies. The Staff’s comments are repeated below, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the draft Registration Statement where the language addressing a particular comment appears.

Notes to the Consolidated Financial Statements, page F-8

16. Shared Based Compensation, page F-38

Modification of the Plan on June 22, 2011, page F-40

1.	We note your response to comment three in our letter dated July 17, 2013. We remain unclear how the fair value of the new equity award along with cash was lower than the fair value of the equity award immediately before modification. In this regard, we are uncertain how an apparent downward exercise price adjustment triggered a lower fair value in the new equity award. Further, help us understand how the fair value of the new award (cash and equity) could be lower. In light of the new equity award’s lower exercise price along with cash, it appears the new award adequately compensated the options holders for their dilution. It also appears the Baidu transaction would have resulted in a higher enterprise fair value for the Company. Please quantify for us the dilutive impact resulting from the transaction on the existing shareholders and option holders in terms of their change in ownership percentages before and after the transaction. Please provide your analysis regarding how the lower fair value of the new award (equity and cash) would reasonably compensate for the dilution.

The Company respectfully advises the Staff that the Company granted 41 batches of equity awards before the Baidu Transaction. To demonstrate how the fair value of the new award (equity and cash) could be lower after the apparent downward exercise price adjustment, please see the parameters used in the option pricing model of Batch 41 summarized in the table below:

Batch 41		Before Baidu Transaction	After Baidu Transaction
Stock Price per share		US$4.65	US$1.58
Exercise Price		US$2.50	US$1.41*
Volatility		53.80%	53.80%
Risk-free interest rate		3.05%	3.05%
Dividend yield		0.00%	0.00%

Fair value of equity option	a	US$3.55	US$1.90**
Cash compensation	b	US$0.00	US$1.6113
Total fair value of the award	a+b	US$3.55	US$3.5113

*      As disclosed on page F-40, all vested and unvested share options and share entitlements held by employees were converted into share entitlements to purchase 1.77606 share entitlements at a proportionately adjusted exercise price. Therefore, the exercise price after the Baidu Transaction is US$1.41 (US$2.50/1.7706).

** The US$1.90 fair value incorporates the effect of subscribing to 1.77606 share entitlements after the Baidu Transaction.

Securities and Exchange Commission	3	August 27, 2013

The Company determined the equity value underlying the Stock Price per share as well as the fair value of the equity awards immediately before and after the Baidu Transaction (the “Modification”) using the Black-Scholes-Merton option pricing model with the assistance of an independent appraiser. The equity value that was used to determine the Stock Price per share was the same before and after the Modification because the impact of the Baidu Transaction had already been appropriately factored in the equity value before the Modification. The Company further advises the Staff that the Stock Price per share after the Modification was lower because of the dilution effect associated with the issuance of ordinary shares to Baidu as disclosed on page F-41. Based on the illustration above, the fair value of the award (equity and cash) after the Modification is slightly lower than the fair value of the award before the Baidu Transaction.

The Company also advises the Staff that the inputs to the Black-Scholes-Merton option pricing model before and after the Modification were identical for Batches 1 to 40 as compared to Batch 41, except for the remaining option life and exercise price, which were specific to each batch. Based on the Company’s analysis, the fair value of the awards after the Modification was lower than the fair value before the Modification for Batches 1 to 40.

The Company respectfully advises the Staff that the dilutive impact resulting from the Baidu Transaction on existing shareholders and option holders in terms of their change in ownership percentages before and after the transaction are as follows:

Existing shareholders

As illustrated in the table above, the Stock Price per share before and after the Modification was US$4.65 and US$1.58, respectively. Although there was a dilution in ownership percentage of US$3.07 per share, being the difference between US$4.65 and US$1.58, the existing shareholders received a cash payment amounting to US$3.4074 per share to reasonably compensate for the dilution. The total fair value (equity and cash) after the Baidu Transaction amounted to US$4.9874 (US$1.58 and US$3.4074), which is slightly higher than the Stock Price per share of US$4.65 before the Baidu Transaction.

Option holders

In addition, as illustrated in the table above, the fair value of the equity option before and after the Modification was US$3.55 and US$1.90, respectively. Although there was a dilution in ownership percentage of US$1.65 per option, the quantified analysis above demonstrates that the dilution in equity interest of the option holders had been substantially compensated by the cash payment of US $1.6113 per unit. The total fair value of the award (equity and cash) after the Baidu Transaction amounted to US$3.5113 (US$1.90 and US$1.6113), which is slightly lower than the fair value of the award of US$3.55 before the Baidu Transaction.

Securities and Exchange Commission	4	August 27, 2013

7. Income taxes, page F-57

2.	We note your response to comment four in our letter dated July 17,2013. We would like to understand how the Company forecasted a loss before income tax position for the full year ended December 31, 2013. We note your substantial increase in operating income in the quarter ended March 31, 2013 as compared to the quarter ended March 31, 2012. We also note the $2.1 million income before taxes for the quarter ended March 31,2013. In that regard, please provide to us your analysis for the remainder of fiscal 2013 so we can better understand how you reasonably determined you will be in a pretax loss position for the full year ended December 31, 2013. We also believe you should revise your prospectus summary on page two and throughout your document, including your results of operations, to clearly disclose you will be anticipating a full year loss before income taxes in fiscal 2013.

The Company respectfully advises the Staff that although the Company recorded a RMB13.4 million ($2.2 million) income before income tax for the quarter ended March 31, 2013, the Company recorded a RMB29.5 million ($4.8 million) loss before income tax for the quarter ended June 30, 2013 and a RMB16.1 million ($2.6 million) loss before income tax for the six months ended June 30, 2013.

The Company also advises the Staff that it has forecasted a loss before income tax for the second half of 2013 that is not less than the loss before income tax for the second quarter of 2013. The significant loss before tax for the second half of 2013 is primarily due to: (i) increase in cost of revenues to support the growth of search volume and user traffic on the Company’s platform; (ii) increase in product development expenses as the Company continues to enlarge its product development team to develop and improve products and end users’ experience; and (iii) increase in sales and marketing expenses, primarily online marketing expenses, salaries and welfare costs and other advertising expenses, to expand its customer and user base amid more intensive competition. As a result, the Company has forecasted that, for the year ending December 31, 2013, the increase in cost of revenues as well as operating expenses would be at least in line with the revenue growth for the year, compared with the prior year, and would incur a loss before income tax for the year ending December 31, 2013.

The Company further advises the Staff that the $2.2 million income before income tax for the quarter ended March 31, 2013 was primarily due to seasonality. As disclosed on F-53, the Company generally generates more revenue from its pay-for-performance services in the first quarter of each year due to the increase in leisure travel bookings. During the first quarter, hundreds of millions of people in China travel to reunite with their families for the Chinese New Year holidays and this results in high demand for pay-for-performance services when end users plan and book their travels.

The Company further advises the Staff that in light of the Company’s loss-making position since 2010, including an RMB16.1 million ($2.6 million) loss before income tax for the six months ended June 30, 2013, the Company believes that the existing disclosure in the prospectus summary and the rest of the prospectus is appropriate and adequate in providing the investors with the financial information to make investment decisions.

Securities and Exchange Commission	5	August 27, 2013

3.	In addition, explain to us your basis behind classifying the tax expense associated with deemed revenue as income tax expense. It appears the expense is more akin to sales and use tax rather than income tax expense. If so, the expense should be re-classified from income tax expenses and excluded from the effective income tax rate calculation.

The Company respectfully advises the Staff that as disclosed on page F-28 the basis behind classifying the tax expense associated with deemed revenue as income tax expense is as follows:

•	It is more likely than not that the Company will be subject to income taxes on a gross basis for the transactions under the Aviation Insurance Arrangements.

•	The Company has declared such revenue on a net basis in its income tax returns filed with the PRC tax authorities.

•	The difference between the net revenue and the gross revenue, “deemed revenue” is subject to additional income tax, which is of a permanent nature that would affect the Company’s effective tax rate.

Based on the above, the Company respectfully advises the Staff that the expense should not be re-classified from income tax expenses and excluded from the effective income tax rate calculation.

The Company further advises the Staff that the Company has recorded the sales tax associated with the deemed revenue under the applicable tax regulations in cost of revenues in accordance with the Company’s accounting policies.

*            *             *            *

Securities and Exchange Commission	6	August 27, 2013

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361(liang.tao@davispolk.com), or Raymond Wong of Ernst & Young Hua Ming LLP at +86-10-5815-2823 (raymond.wong@cn.ey.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:

Mr. Chenchao (CC) Zhuang, Chief Executive Officer

Mr. Sam Hanhui Sun, Chief Financial Officer

Qunar Cayman Islands Limited

Mr. Raymond Wong, Partner

Ernst & Young Hua Ming LLP

Leiming Chen, Esq., Partner

Simpson Thacher & Bartlett LLP